FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors
: A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer),
K Ansah
#
, C A Carolus, R Dañino*, A R Hill , R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British, Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za
Enquiries
Investor Enquiries
Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
           goldfields.co.za
Media Enquiries
Sven Lunsche
Tel      +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS RANKS TOP IN CARBON
RATINGS
Johannesburg, 12 November 2010: Gold Fields Limited
(Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased
to announce that it was ranked joint first in the JSE Top 100
Carbon Disclosure Leadership Index (CDLI), which rates
companies listed on the Johannesburg Stock Exchange in
South Africa on their disclosure of carbon emissions.
In 2009 Gold Fields was fifth in the CDLI, but this year it
improved to joint first (with FirstRand) with a disclosure rating of 93 percent. The awards were handed over at a function in
Johannesburg last night by South Africa’s new Water &
Environmental Affairs Minister, Mrs Edna Molewa.
The CDLI is carried out annually by the global Carbon
Disclosure Project (CDP) organisation amongst 5,000
companies in 60 countries. In SA the project is supported by the National Business Initiative.
The CDP also evaluates companies based on their strategies
and projects to mitigate the impact of climate change. In this ranking, the Carbon Performance Ratings, Gold Fields was
also one of only four JSE Top 100 companies placed in the
top band for their climate mitigation and adaptation actions.
Gold Fields Chief Executive Officer, Nick Holland, commented on the awards: “We are committed to sustainable gold mining
and our actions on energy efficiency and carbon emissions
are integral to the way we do business.
“Mitigating the impact of carbon emissions starts with a
detailed inventory of our footprint which then leads to
emission reducing projects. That is why we are so pleased
that we performed well both in the CDLI and the Carbon
Performance Ratings,” he adds.
Earlier this year Gold Fields become the world’s first gold
mining company to sell Certified Emissions Reductions

(CERs), the financial securities used to trade carbon emissions. The CERs were derived from the capture of methane gas at its Beatrix Gold Mine in South Africa’s Free State
province.
More details on Gold Fields’ carbon policies and projects are available on the company’s website at:
http://www.goldfields.co.za/sus_cs_executive.php.
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development.
Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ
Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SIX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 12 November 2010
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs